Sit Investment Associates
Mutual Funds Newsletter
Summer 2015

Rising Interest Rates: Good or bad for stocks?

The question of what happens to stocks when interest rates rise is straightforward, but a single, definitive answer is certainly more elusive. Other factors such as individual company performance and the type of industry can have a significant impact on how some stocks will react. The degree and timing of rate increases as well as investors' expectations also play a role in driving the stock market's reaction to increasing rates.

The Federal Reserve typically raises rates in periods of stronger economic activity, which is when stocks are also doing well. To help control resulting inflation, the "rate" that the Federal Reserve targets is the federal funds rate, which is the interest rate that banks charge each other for overnight loans. This short-term borrowing/lending is done to satisfy the minimum reserve requirements that banks have to keep on hand, and it impacts the pricing of other loans. If the Fed is raising the rate, the goal is to push the cost of borrowing higher and make it more expensive to buy larger ticket items like homes or cars or even operate a business and thereby slow down economic growth (vice versa if lowering rates).

The Federal Reserve has held the rate near zero for several years as part of an effort to strengthen economic activity after the last recession, but now that course of action may be about to change. Although GDP has been mired in a slower growth pattern compared to previous recoveries, it is still improving. Other signs of strength include the continued drop in the unemployment rate from 10% to well under 6% and there has been an increase in the employment cost index (measure of wages, benefits). Continued momentum could eventually drive up inflation that, along with lower unemployment, may lead to a path of successive rate hikes. The Fed has recently mentioned that an initial increase is likely by year end, but is not hinting at exactly when this will be or how many increases are forthcoming.

The increase in interest rates can cause stocks that have bond-like characteristics (significant, regular dividend payouts and stable prices) such as preferred stocks or utilities to decrease in value. However, the opposite tends to be true for financial firms like insurance companies and banks, as those companies can achieve increased earnings in a higher rate environment as they invest in higher-yielding investments or earn a greater spread over what they pay depositors. Additionally, individual company performance can offset rate pressures as stocks of companies that are experiencing very strong, profitable growth will likely experience increasing share prices despite rising interest rates. So while rising interest rates typically mean falling prices for bonds, that same correlation is not as strong for stocks.

The stock market's propensity to anticipate economic trends, fiscal and monetary policy and other factors mean, at the very least, that their timing and degree of impact on the stock market will be difficult to discern. Because timing the market is difficult, a more prudent approach for investors is to use time horizons, risk tolerances and objectives when investing and revisit portfolio allocation regularly.

Sit Investment Associates' investment outlook and strategy for our fixed income and equity portfolios are found on page two of this newsletter. Please call an Investor Services Representative at 800-332-5580 with any questions about your Sit Mutual Funds account.

Debra Sit Managed Municipal Bond Portfolios



Sit Mutual Funds lost its "oldest" associate on June 29, 2015 when Debra "Debbie" Ann Sit, 54, officer and senior portfolio manager, lost her courageous eleven-year battle with cancer. Debbie co-managed the Minnesota Tax-Free Income and the Tax-Free Income Mutual Funds, as well as institutional portfolios.

Debbie joined Sit Investment Associates, the firm her father Eugene C. Sit founded, on August 17, 1981. On that day, the staff numbered four. Her father started the firm with a one million dollar investment. Today the firm manages assets of $14 billion. Gene Sit passed away on June 24, 2008.

Throughout the years, Debbie worked alongside her father in multiple roles. As the firm grew, she concentrated on fixed income investments, rising to the position of senior portfolio manager. She was a director of Sit Investment Associates. Debbie held an MBA from the University of Chicago Booth School of Business, a BA from the University of Minnesota, and she held the Chartered Financial Analyst designation. In 1995, the Twin Cities Business Journal named her to its "40 under 40" list of the top forty business achievers under the age of 40.

Over the years, four of Debbie's five brothers would also join the firm. Ron, Roger, Ray and Rob are managers of the firm's equity portfolios. Roger leads the firm as chairman and chief investment officer.

In addition to her work with Sit Investment Associates, Debbie was active in various community and philanthropic enterprises. She served on the boards of the University of Minnesota Foundation, the Ordway Center for the Performing Arts, VocalEssence and Common Bond Communities. She was a longtime member and participant in the Rotary Club of Minneapolis and the Junior League of Minneapolis.

Debbie is survived by her husband Peter Berge; her mother Gail Sit; brothers Ronald, Roger, Raymond, Robert, Richard and their wives and children; and many close friends. Her colleagues at the firm join her family and friends in mourning her passing.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and Chief Investment Officer*



The third and final estimate of first quarter U.S. real GDP growth was –0.2%. We believe a meaningful portion of the weak first quarter was due to the unusually harsh winter and other extraordinary factors. We expect to see a rebound in the second, third, and possibly extending into the fourth quarter of 2015.

Real consumer spending rose +0.6% in May, following a soft patch in April. Real PCE, rising +2.3% on strong motor vehicle sales, was a strong contributor to May's increase. Based on this rebound, we estimate the second quarter Real PCE gain will be roughly +3% if the June figure is between unchanged and +0.2%. This result aligns well with our forecast of +2.5% real GDP for the second quarter of 2015.

Solid job growth of 223,000 was achieved in June according to the nonfarm payrolls report released on July 3rd, although somewhat below the expected 233,000. Some were forecasting a more meaningful rebound from the weak, weather-impacted job growth of late winter. The unemployment rate improved to 5.3% from 5.5%, but the labor force participation rate declined to a new low of 62.6%.

U.S. inflation remains well controlled, a trend we expect to continue for the foreseeable future.

Overall, we project the U.S. dollar to remain relatively strong (although it has retreated from its recent highs) as the U.S. continues to be one of the strongest economies in the world.

We continue to expect the U.S. economy to grow at a rate between 2% and 3%. Our estimate for full year 2015 real GDP growth is +2.3%.

Internationally, many of the Euro Area economies demonstrated continued improvement in the second quarter due to weaker currency, lower energy prices, and accommodative monetary policy. We project Euro Area real GDP growth of +1.5% in 2015, up from +0.9% in 2014. Japan's recovery, following last year's consumption tax hike-induced slowdown, remains on track. We continue to look for the Japanese economy to grow at a +1.0% pace in 2015. Recent data indicate that economic growth in China may be stabilizing, as it appears the easing policies that began in November 2014 are taking hold on the economy. We continue to expect China's economy to grow at roughly +7% and inflation to remain controlled in 2015. In Australia, the economy grew +2.3% year-over-year in the first quarter of 2015, which was down from +2.5% in the fourth quarter of 2014. We expect the Reserve Bank of Australia to continue cutting interest rates to stimulate the economy.

Fixed Income

Treasury yields increased during the second quarter of 2015 as the yield curve steepened, reversing the flattening trend that began at the beginning of 2015. At the June meeting of the Federal Open Market Committee (FOMC), the number of committee members that view 2015 as the time for policy firming remained unchanged from March, while market expectations for a rate increase (as measured by the December federal funds future contract) decreased slightly. We believe the Fed will raise its target range for the federal funds rate later this year or early next year as the unemployment rate approaches 5.0%.

All sectors of the bond market provided negative returns for the quarter. Corporate bonds underperformed as yield spreads to Treasuries increased. The sector's longer duration bonds produced greater price declines as yields rose. Treasuries outperformed for the quarter, as higher-quality bonds outperformed lower-quality bonds. The higher average quality and shorter durations of government agency mortgage-backed securities and other asset-backed securities positively impacted returns.

Tax-exempt yields across the curve ended the quarter significantly higher than at the end of the first quarter and year-end. A meaningful rise in U.S. Treasury rates, along with record first half tax-exempt supply, combined to fuel the rise in tax-exempt rates. Credit spreads began to widen during the quarter after almost twelve months of substantial narrowing, leading to lower-rated investment grade bonds performing worse than higher-rated bonds. A significant credit development during the quarter was the downgrade of Chicago-related debt, which caused spreads on unenhanced debt to widen in many cases. Spreads also widened considerably on Puerto Rico-related debt during the quarter, causing it to be the worst performing sector in the municipal market.

We anticipate the yield curve will resume flattening as short yields rise in anticipation of an increase in the federal funds rate later this year. In taxable fixed income portfolios, we continue to position portfolios along the yield curve opportunistically, while maintaining portfolio yields significantly above their benchmarks. In tax-exempt portfolios, we have continued to modestly shorten duration in anticipation of the interest rate environment, and we expect to continue to shorten duration throughout 2015.

Equities

Recent volatility in U.S. equity markets appears to be related to debate over when the Federal Reserve will begin raising interest rates, along with the ebb and flow of positive economic data releases. Unexpected influences are the turmoil in Greece and the stock market correction in China, which are likely to continue to cause more elevated levels of volatility over the near term.

Positive factors include consumer spending, which is showing signs of improvement and lower energy prices, which have stimulated the economy. We are carefully monitoring energy and the strong dollar, which has been a drag on growth.

Valuations in the stock market, while at the higher end of their historic ranges, can be characterized as fair in the context of the current low inflation environment. This means that price appreciation will be much more reliant on earnings growth from this point, as multiple expansion is less likely at these levels. While still challenging, there are hopeful signs of further improvement in the investment environment.

We continue to position domestic equity portfolios with diversified, high-quality growth companies that should fare relatively well in an environment that favors companies with sustainable fundamentals. We have incrementally increased exposure to the consumer discretionary sector, given the potential for further improvement in consumer spending.

Outside the U.S., we remain overweight Europe, with holdings focused on companies that have exposure outside of Europe, benefit from the weak euro, have secular or niche growth drivers, and/or address domestic markets where there is meaningful pent-up demand. We continue to underweight Japanese equities, as we remain skeptical of the durability of the current recovery. We remain overweight in

Sit Dividend Growth Fund

As of June 30, 2015

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	**-0.62**	**6.39**	**15.29**	**16.08**	**9.52**	**9.47**	**1.53**	**1.36**
S&P 500® Index	0.28	7.42	17.31	17.34	7.89	7.71		
Class S Shares	**-0.68**	**6.13**	**15.00**	**15.80**	**--**	**8.61**	**1.27**	**1.10**
S&P 500 Index	0.28	7.42	17.31	17.34	--	7.42		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Class I Shares	**18.29**	**12.89**	**-29.60**	**25.59**	**16.43**	**3.29**	**13.54**	**28.18**	**12.12**	**0.76**
Class S Shares	**n/a**	**12.56**	**-29.77**	**25.25**	**16.19**	**2.98**	**13.23**	**27.95**	**11.79**	**0.64**
S&P 500 Index	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39	13.69	1.23

TOP TEN HOLDINGS

Company Name	% of Net Assets
Medtronic, PLC	3.1
Home Depot, Inc.	2.6
Microsoft Corp.	2.4
Apple, Inc.	2.4
Honeywell International, Inc.	2.3
JPMorgan Chase & Co.	2.3
PepsiCo, Inc.	2.2
Verizon Communications, Inc.	2.0
Intel Corp.	1.8
Becton Dickinson and Co.	1.8
Total	23.1

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.7
Finance	15.2
Retail Trade	9.2
Producer Manufacturing	8.4
Electronic Technology	8.3
Consumer Non-Durables	6.1
Technology Services	4.9
Utilities	4.6
Sectors Less Than 4.5%	27.2
Cash and Other Net Assets	0.4

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$955.5
S Share Assets (Millions):	$83.0
Number of Holdings:	91
Wtd. Avg. Market Cap (Billions):	$98.3
Median Market Cap (Billions):	$33.8
Turnover Rate:	57.7 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Kent L. Johnson, CFA, 26 years
Michael J. Stellmacher, CFA, 24 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Small Cap Dividend Growth Fund

As of June 30, 2015

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Kent L. Johnson, CFA, 26 years
Robert W. Sit, CFA, 23 years
Michael T. Manns, 28 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

	3 Month	Since Inception	30-Day SEC Yield(1)
Class I Shares	**-0.40**	**-0.40**	**1.03**
Class S Shares	**-0.40**	**-0.40**	**0.78**
Russell 2000® Index	0.42	0.42	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	YTD 2015
Class I Shares	**-0.40**
Class S Shares	**-0.40**
Russell 2000® Index	0.42

*Due to the Fund's inception date of 3/31/15, the 2015 calendar year returns of the Fund and its benchmarks reflect performance since 3/31/15.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Snap-On, Inc.	1.8	East West Bancorp, Inc.	1.5
STERIS Corp.	1.8	Dunkin' Brands Group, Inc.	1.5
Alaska Air Group, Inc.	1.7	PacWest Bancorp	1.5
Ryder System, Inc.	1.6	Brinker International, Inc.	1.5
Physicians Realty Trust	1.6	Thor Industries, Inc.	1.5
		Total	15.9

PORTFOLIO SECTOR ALLOCATION (%)

Finance	20.5
Producer Manufacturing	8.3
Consumer Services	7.6
Process Industries	7.3
Retail Trade	6.9
Consumer Durables	6.7
Commercial Services	5.9
Transportation	4.5
Sectors Less Than 4.5%	29.0
Cash and Other Net Assets	3.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$3.7
S Share Assets (Millions):	$2.2
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$4.1
Median Market Cap (Billions):	$3.7
Turnover Rate:	2.6 %

Sit Global Dividend Growth Fund

As of June 30, 2015

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[(1)]	12-Month Dist. Rate[(1)]
Class I Shares	**0.59**	**2.19**	**11.56**	**12.08**	**9.84**	**1.60**	**1.29**
Class S Shares	**0.59**	**2.00**	**11.29**	**11.81**	**9.57**	**1.34**	**1.10**
MSCI World Index	0.31	1.43	14.27	13.10	8.14		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	2012	2013	2014	YTD 2015
Class I Shares	**-5.25**	**24.65**	**11.58**	**-2.58**	**13.61**	**21.70**	**4.03**	**2.04**
Class S Shares	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**21.43**	**3.76**	**1.98**
MSCI World Index	-21.77	29.99	11.76	-5.54	15.83	26.68	4.94	2.63

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.2
Health Technology	14.5
Consumer Non-Durables	10.4
Retail Trade	10.0
Producer Manufacturing	9.4
Electronic Technology	5.7
Utilities	5.3
Process Industries	5.2
Sectors Less Than 5.0%	22.8
Cash and Other Net Assets	1.5

PORTFOLIO COUNTRY ALLOCATION (%)

United States	52.4
Switzerland	9.2
United Kingdom	7.7
Canada	5.0
France	4.8
Ireland	4.4
Japan	2.7
Netherlands	2.6
8 Countries Less Than 2.6%	9.7
Cash and Other Assets	1.5

TOP TEN HOLDINGS

Company Name	% of Net Assets
Medtronic, PLC	3.4
Roche Holding AG	3.3
Seven & I Holdings Co., Ltd.	2.7
BCE, Inc.	2.5
Apple, Inc.	2.2
Nestle SA	2.2
Verizon Communications, Inc.	2.1
Barclays, PLC	2.0
Diageo, PLC, ADR	2.0
Cardinal Health, Inc.	2.0
Total	14.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$21.4
S Share Assets (Millions):	$3.5
Number of Holdings:	71
Wtd. Avg. Market Cap (Billions):	$108.7
Median Market Cap (Billions):	$58.8
Turnover Rate:	75.1 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 25 years
- Kent L. Johnson, CFA, 26 years
- Raymond E. Sit, 22 years
- Michael J. Stellmacher, CFA, 24 years
- Tasha M. Murdoff, 19 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Balanced Fund

As of June 30, 2015

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Bryce A. Doty, CFA, 25 years
John M. Bernstein, 20 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**-0.16**	**6.86**	**10.84**	**11.03**	**6.37**	**6.96**
S&P 500® Index	0.28	7.42	17.31	17.34	7.89	9.26
Barclays Aggregate Bond Index	-1.68	1.86	1.83	3.35	4.44	5.61

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Balanced	**7.88**	**10.52**	**-26.88**	**23.12**	**10.51**	**2.04**	**9.95**	**18.36**	**9.15**	**1.96**
S&P 500® Index	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39	13.69	1.23
Barclays Aggregate Bond Index	4.33	6.97	5.24	5.93	6.54	7.84	4.22	-2.02	5.97	-0.10

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.0
Medtronic, PLC	1.9
Visa, Inc.	1.7
CVS Health Corp.	1.5
PepsiCo, Inc.	1.4

Bonds

Company Name	% of Net Assets
U.S. Treasury Strips, 4.22%, 2/15/36	1.5
GNMA, 4.50%, 6/15/40	1.1
FNMA, 7.50%, 5/25/42	0.8
U.S. Treasury Strips, 4.56%, 2/15/26	0.7
FNMA, 7.50%, 5/25/31	0.7

PORTFOLIO ALLOCATION (%)

Stocks	62.9
Bonds	33.8
Cash and Other Net Assets	3.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$23.0
Number of Holdings:	219

Sit Large Cap Growth Fund

As of June 30, 2015

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**0.85**	**10.62**	**15.79**	**15.56**	**7.91**	**10.04**
Russell 1000® Growth Index	0.12	10.56	17.99	18.59	9.10	11.11

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Large Cap Growth	**9.54**	**14.14**	**-34.10**	**28.14**	**10.79**	**-0.53**	**13.96**	**29.21**	**10.97**	**3.74**
Russell 1000® Growth Index	9.08	11.81	-38.44	37.21	16.71	2.64	15.26	33.48	13.05	3.96

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

TOP TEN HOLDINGS

Company Name	% of Net Assets
Apple, Inc.	5.5
Google, Inc.	4.0
Medtronic, PLC	3.0
Gilead Sciences, Inc.	2.9
Visa, Inc.	2.5

Company Name	% of Net Assets
Home Depot, Inc.	2.4
CVS Health Corp.	2.4
Microsoft Corp.	2.4
PepsiCo, Inc.	2.2
Allergan, PLC	2.0
Total	29.3

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Ronald D. Sit, CFA, 31 years
Michael J. Stellmacher, CFA, 24 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	16.7
Health Technology	16.6
Electronic Technology	11.7
Retail Trade	9.0
Producer Manufacturing	8.2
Consumer Services	7.7
Consumer Non-Durables	5.0
Health Services	4.2
Sectors Less Than 4.2%	19.7
Cash and Other Net Assets	1.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$144.8
Number of Holdings:	80
Wtd. Avg. Market Cap (Billions):	129.8
Median Market Cap (Billions):	51.7
Turnover Rate:	24.0 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of June 30, 2015

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Kent L. Johnson, CFA, 26 years
Robert W. Sit, CFA, 23 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**0.45**	**9.52**	**16.41**	**16.55**	**8.69**	**12.04**
Russell Midcap® Growth Index	-1.14	9.45	19.24	18.69	9.69	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Mid Cap Growth	**9.56**	**18.87**	**-45.34**	**35.59**	**27.10**	**-6.53**	**18.36**	**33.42**	**6.01**	**5.92**
Russell Midcap® Growth Index	10.65	11.44	-44.32	46.29	26.38	-1.65	15.81	35.74	11.90	4.18

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Skyworks Solutions, Inc.	3.1	Ecolab, Inc.	2.1
Allergan, PLC	2.6	Ultimate Software Group, Inc.	1.9
Avago Technologies, Ltd.	2.2	Snap-On, Inc.	1.8
Acadia Healthcare Co., Inc.	2.2	Macy's, Inc.	1.7
TJX Cos., Inc.	2.1	Ulta Salon Cosmetics & Fragrance, Inc.	1.6
		Total	21.2

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	11.9
Electronic Technology	10.2
Finance	9.7
Technology Services	9.4
Retail Trade	8.5
Producer Manufacturing	7.5
Consumer Services	6.4
Health Services	5.8
Sectors Less Than 5.5%	29.1
Cash and Other Net Assets	1.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$171.9
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$19.6
Median Market Cap (Billions):	$9.9
Turnover Rate:	23.4 %

Sit Small Cap Growth Fund

As of June 30, 2015

FUND PERFORMANCE (%)

	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
		Annualized Returns				
Small Cap Growth	**1.95**	**10.38**	**15.56**	**16.69**	**9.34**	**11.12**
Russell 2000® Growth Index	1.98	12.34	20.11	19.33	9.86	8.29

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Small Cap Growth	**7.99**	**20.43**	**-42.96**	**33.06**	**27.28**	**-0.23**	**14.40**	**35.66**	**1.46**	**8.35**
Russell 2000® Growth Index	13.34	7.05	-38.54	34.47	29.09	-2.91	14.59	43.30	5.60	8.74

TOP TEN HOLDINGS

Company Name	% of Net Assets
Skyworks Solutions, Inc.	3.1
Ultimate Software Group, Inc.	2.1
Acadia Healthcare Co., Inc.	2.1
Synaptics, Inc.	2.1
Snap-On, Inc.	2.0

Company Name	% of Net Assets
First Republic Bank/CA	1.9
Celgene Corp.	1.9
Dealertrack Technologies, Inc.	1.8
Signature Bank/New York NY	1.7
Affiliated Managers Group, Inc.	1.7
Total	20.4

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	16.4
Technology Services	12.3
Electronic Technology	9.6
Health Services	8.2
Finance	8.1
Producer Manufacturing	7.5
Consumer Durables	5.2
Retail Trade	4.8
Sectors Less Than 4.8%	26.6
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$103.8
Number of Holdings:	100
Wtd. Avg. Market Cap (Billions):	$7.3
Median Market Cap (Billions):	$3.6
Turnover Rate:	31.1 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Kent L. Johnson, CFA, 26 years
Robert W. Sit, CFA, 23 years
Michael J. Stellmacher, CFA, 24 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit International Growth Fund

As of June 30, 2015

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Tasha M. Murdoff, 19 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**2.73**	**-1.35**	**9.94**	**9.24**	**4.49**	**4.18**
MSCI EAFE Growth Index	1.01	-1.33	12.11	10.09	5.80	4.31

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
International Growth	**18.19**	**16.08**	**-44.99**	**27.65**	**9.51**	**-10.80**	**18.79**	**17.56**	**-7.88**	**9.02**
MSCI EAFE Growth Index	22.33	16.45	-42.70	29.36	12.25	-12.11	16.86	22.55	-4.43	6.91

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.3
Finance	14.1
Consumer Non-Durables	13.4
Producer Manufacturing	12.1
Process Industries	7.8
Electronic Technology	6.5
Commercial Services	5.5
Retail Trade	5.1
Sectors Less Than 5.0%	18.5
Cash and Other Net Assets	1.7

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	22.9
Japan	14.5
France	9.7
Switzerland	9.7
China/Hong Kong	7.2
Germany	6.6
Netherlands	6.0
Canada	4.2
10 Countries Less Than 4.2%	17.5
Cash and Other Assets	1.7

TOP TEN HOLDINGS

Company Name	**% of Net Assets**
Nestle SA	3.0
Medtronic, PLC	2.5
Diageo, PLC, ADR	2.5
DS Smith, PLC	2.2
Novartis AG	2.2
Siemens AG	2.2
British American Tobacco, PLC	2.2
Seven & I Holdings Co., Ltd.	2.1
ING Groep NV	2.1
Barclays, PLC	2.0
Total	22.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$22.5
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$61.9
Median Market Cap (Billions):	$34.5
Turnover Rate:	57.0 %

Sit Developing Markets Growth Fund

As of June 30, 2015

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**0.75**	**-7.64**	**1.49**	**1.97**	**5.79**	**4.06**
MSCI Emerging Markets Index	-0.24	-7.47	1.23	1.16	5.57	3.42

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Developing Markets Growth	**31.59**	**40.72**	**-55.26**	**73.97**	**14.53**	**-18.48**	**11.08**	**0.59**	**-7.79**	**2.21**
MSCI Emerging Markets Index	29.18	36.48	-54.48	74.50	16.36	-20.41	15.15	-4.98	-4.63	1.67

PORTFOLIO SECTOR ALLOCATION (%)

Finance	22.7
Consumer Services	10.7
Electronic Technology	10.1
Consumer Non-Durables	9.0
Communications	7.0
Producer Manufacturing	6.6
Retail Trade	6.4
Technology Services	6.0
Sectors Less Than 5.5%	19.5
Cash and Other Net Assets	2.0

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	32.1
South Korea	12.8
Brazil	12.1
South Africa	9.8
India	7.6
Taiwan	6.0
Thailand	3.7
Turkey	2.7
8 Countries Less Than 2.7%	11.2
Cash and Other Assets	2.0

TOP TEN HOLDINGS

Company Name	**% of Net Assets**
Tencent Holdings, Ltd.	5.1
Naspers, Ltd.	4.3
Samsung Electronics Co., Ltd.	3.7
Shinhan Financial Group Co., Ltd.	3.7
Ambev SA, ADR	3.6
China Life Insurance Co., Ltd., ADR	3.4
Embraer SA, ADR	3.4
ICICI Bank, Ltd., ADR	3.3
Taiwan Semiconductor Co.	2.6
China Construction Bank Corp.	2.6
Total	35.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$9.2
Number of Holdings:	52
Wtd. Avg. Market Cap (Billions):	$49.6
Median Market Cap (Billions):	$17.4
Turnover Rate:	21.5 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Raymond E. Sit, 22 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit U.S. Government Securities Fund

As of June 30, 2015

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Bryce A. Doty, CFA, 25 years
Mark H. Book, CFA, 28 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
U.S. Government Securities	**-0.08**	**1.93**	**0.57**	**1.73**	**3.52**	**5.69**	**2.67**	**1.91**
Barclays Interm. Gov't Index	-0.43	1.79	0.90	2.06	3.67	5.88		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
U.S. Government Securities	**4.13**	**6.92**	**5.13**	**7.78**	**4.91**	**2.72**	**2.67**	**-2.08**	**2.22**	**0.70**
Barclays Interm. Gov't Index	3.84	8.47	10.43	-0.32	4.98	6.08	1.73	-1.25	2.52	0.82

PORTFOLIO SECTOR ALLOCATION (%)

CMO	49.4
FNMA Pass-Through	20.4
GNMA Pass-Through	12.3
FHLMC Pass-Through	7.8
Asset-Backed	3.3
U.S. Treasury/Federal Agy.	1.2
Cash & Other Net Assets	4.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$584.4
Average Maturity:	18.9 Years
Effective Duration:	0.9 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Quality Income Fund

As of June 30, 2015

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Quality Income	**0.00**	**0.07**	**0.48**	**1.32**	**0.77**
Barclays U.S. 1-3 Gov't/Credit Index	0.14	0.93	0.86		

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2013	2014	YTD 2015
Quality Income	**0.58**	**0.68**	**1.21**
Barclays U.S. 1-3 Gov't/Credit Index	0.64	0.77	0.72

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	37.3
Corporate Bonds	16.0
Asset-Backed (non-agency)	14.5
Mortgage Pass-Through (Agy.)	11.0
CMO (non-agency)	8.0
Taxable Municipal	6.6
Taxable Municipal (Agy-Backed)	2.5
Cash & Other Net Assets	4.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$82.5
Average Maturity:	9.1 Years
Effective Duration:	0.0 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be 'A' or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Bryce A. Doty, CFA, 25 years
Mark H. Book, CFA, 28 years
Christopher M. Rasmussen, CFA, 15 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of June 30, 2015

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Debra A. Sit, CFA, 33 years
Paul J. Jungquist, CFA, 21 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**-1.54**	**4.06**	**4.17**	**5.32**	**3.95**	**5.31**
Barclays 5-Year Muni Index	-0.17	1.48	1.91	3.06	3.95	5.30

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Tax-Free Income	**3.54**	**0.26**	**-15.77**	**22.42**	**2.49**	**10.73**	**9.93**	**-4.46**	**14.60**	**-0.64**
Barclays 5-Year Muni Index	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19	0.59

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.78
30-Day SEC Yield	3.27

Tax-Equivalent 30-Day Yields

28.0% Tax Rate	4.54
36.8% Tax Rate	5.17
38.8% Tax Rate	5.34
43.4% Tax Rate	5.78

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	21.8
Multi Family Mortgage	19.0
Other Revenue	12.4
Education/Student Loan	8.6
Insured	7.9
General Obligation	6.3
Investment Companies	6.0
Hospital / Health Care	5.4
Sectors Less Than 5.0%	7.5
Cash and Other Net Assets	5.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$163.2
Average Maturity:	17.0 Years
Duration to Estimated Avg. Life:	5.7 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Sit Minnesota Tax-Free Income Fund

As of June 30, 2015

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**-0.60**	**3.53**	**3.23**	**4.86**	**4.40**	**4.90**
Barclays 5-Year Muni Bond Index	-0.17	1.48	1.91	3.06	3.95	4.57

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Minnesota Tax-Free Income	**4.92**	**1.04**	**-10.75**	**22.04**	**3.18**	**10.64**	**7.24**	**-3.10**	**9.91**	**0.59**
Barclays 5-Year Muni Index	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19	0.59

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.38
30-Day SEC Yield	2.89

Tax-Equivalent 30-Day Yields	
33.65% Tax Rate	4.36
43.03% Tax Rate	5.07
44.83% Tax Rate	5.24
48.98% Tax Rate	5.66

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	22.8
Single Family Mortgage	16.1
Hospital / Health Care	15.5
Education/Student Loan	12.4
Other Revenue	7.1
Municipal Lease	5.3
Utility	4.7
General Obligation	2.7
Sectors Less Than 2.5%	8.6
Cash and Other Net Assets	4.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$429.1
Average Maturity:	15.8 Years
Duration to Estimated Avg. Life:	4.6 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Debra A. Sit, CFA, 33 years
Paul J. Jungquist, CFA, 21 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Transitioning into Retirement by Steve Benjamin, CEBS, CRPC

With the shift away from pension plans to 401(k) plans, many Americans have had to take a more active role in preparing for retirement. For decades, workers have been advised to take the entire matching contribution available and diversify their investments. Unfortunately, a recent study found that 25% of retirement plan participants are missing out on the full company match offered by employers and, on average, each losing $1,300 per year! What's more, as Americans approach retirement, many nest eggs are fairly small.

While each pre-retiree's situation is unique, common questions naturally arise (e.g. "Where should I live?" "How much money will I need each month?" "How much can I expect to pay in taxes?"). Answers can be particularly vexing when you don't know how long retirement – or your assets – will last. The following paragraphs describe areas that you can review now to help ease your transition into retirement.

First, and most important, **develop a realistic budget and stick to it**. If you don't, you'll be flying blind and could inadvertently run out of money during retirement. Be sure to budget for unexpected expenses that will inevitably arise.

Second, **know what you own**. Whether on a spreadsheet or in a spiral notebook, record the names and amounts of all of your investments. Convert the dollar amounts to percentages so you can see the percentage each investment makes up in your total portfolio. Now take a moment to review things. Are your assets liquid? Are any of your bond or stock allocations too high or too low? If so, make the necessary changes.

Third, **determine how you will be taxed when you access your funds**. If you expect to be in a high tax bracket, you may want to postpone withdrawing funds from a Traditional IRA or 401(k) since the redemptions will be taxed at ordinary income tax rates. Instead, you might choose to tap funds from a non-retirement account to minimize your tax burden. If you're able, try to postpone withdrawing funds from your Roth IRA or Roth 401(k) for as long as possible so the funds can continue to grow tax-free. (Note, however, that Roth 401(k) assets are subject to Required Minimum Distribution rules once you turn age 70½.)

Fourth, **determine how much money you can safely withdraw each year**. For a couple of decades, a widely used rule of thumb said that you could withdraw 4% of your portfolio the first year, adjust the amount for inflation in succeeding years and you would be fine. With today's ultra-low interest rates, however, some suggest that a fixed 4% withdrawal rate is too high and should not be used. Others recommend setting up "guardrails" that permit a range of withdrawal amounts based on the annual performance of the investments. For example, you could budget accordingly so that in boom years, you withdraw 5% (but no more) and in poor years, 3% (but no less) while never falling outside these boundaries.

Fifth, **file for Social Security benefits at the optimum time.** Since your age, work and marital history will have a significant influence on the amount of your monthly benefits, be sure that you understand all of your options. Although you can claim benefits as early as age 62, it may be wise to postpone receiving benefits until you reach what Social Security refers to as your "Full Retirement Age." The longer you wait, the greater your monthly benefits will be. You can visit www.ssa.gov and use the online calculator to estimate the amount of your benefits. Note that if your income exceeds certain limits, up to 85% of your benefits will be taxable so plan accordingly.

Sixth, you'll undoubtedly have some medical expenses during retirement so **be sure to sign up for Medicare**. Medicare is our nation's health insurance program for people age 65 and older and has four parts (A, B, C and D). There's a lot to learn so be sure you grasp the basics of Medicare and understand how the co-payments, deductibles and premiums will impact you. You can learn more at www.medicare.gov.

While these are just some of the areas that need attention heading into retirement, you should be in better shape after gathering the necessary information and taking action.

Would you like a loved one to receive a copy of this newsletter or future issues? If so, email us at info@sitinvest.com with their names and addresses.

Sit Mutual Funds 2015 Annual Shareholder Luncheon

Monday, October 26 at 11:30 AM
Edina Country Club

Invitations to this year's luncheon will be mailed in late September to shareholders residing in Minnesota, Wisconsin, North Dakota, South Dakota and Iowa. All Sit Mutual Funds shareholders are welcome to attend.

Reservations will be accepted after September 28, 2015.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
612-334-5888
800-332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.